December 7, 2010

Mr. Michael Nelsen
Senior Vice President and Chief Financial Officer
Acadia Realty Trust
1311 Mamaroneck Ave, Suite 260
White Plains, NY 10605

     Re: **Acadia Realty Trust**
           Form 10-K for the year ended December 31, 2009
           Filed March 1, 2010
           Definitive Proxy Statement Schedule 14A
           Filed April 9, 2010
           File No. 001-12002

Dear Mr. Michael Nelsen:

We have reviewed your response letter dated October 29, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 4 – Investments In and Advances to Unconsolidated Partnerships

Retailer Controlled Property Venture ("RCP Venture"), page F-20

1.   In your response to comment one, we note the non-managing membership interests give the investment vehicles certain rights but limited influence. Please specify what rights are held. In addition, we note that the selling investor in the Rex Stores transaction retained voting and management rights, please clarify what your 13.3% interest entitles you to as an investor. Lastly, we note that you believe the size of the investments and earnings to Acadia's financial statements is immaterial. Please tell us if there is a material difference between accounting for these investments under the cost method versus the equity method.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Wilson K. Lee at (202) 551 - 3468 or me at (202) 551 – 3413 with any questions.

Sincerely,

Cicely LaMothe
Branch Chief